Exhibit 5

From: Wafic Rida Saïd

Sent: Thursday, July 25, 2024 11:28 AM
To: Monty Bennett; Richard Stockton
Subject: BHR

Monty Bennet, Chairman

Richard Stockton, CEO

Dear Richard and Monty,

I am writing to express my displeasure and frustration following yesterday’s Zoom meeting. I had thought our meeting in London marked the beginning of a relationship based on mutual trust. While Monty insisted that the meeting remain confidential, he subsequently posted photos of the Beaumont Hotel on Twitter, leading my bankers to question whether the meeting took place.

Unfortunately, yesterday’s Zoom meeting has completely shattered my initial hopes. It is now clear that the London trip was used solely to gain leverage in your negotiations with Blackwells. During our call yesterday, you informed me that you could not provide any substantive responses to my proposals for Braemar's reform until the end of August. This seems like a stalling tactic, and I am beginning to believe you have no real interest in cooperating to enact reforms that would benefit Braemar and its shareholders. These recommendations have been known to you for over a month, and you should now be in a position to address them immediately, especially since you told me that they are reasonable and necessary reforms.

To keep our relationship direct, I expect commitments from you by the end of this month on the following key proposals, which I have reiterated on several occasions:

- Ending the management agreement between Braemar and Ashford, transitioning Braemar into a self-managed REIT, consistent with other listed lodging REITs.

- Renegotiating the termination fee with Ashford to a more reasonable amount, potentially payable in newly issued Braemar shares rather than cash, thus aligning your interests with those of the shareholders.

- Appointing new, truly independent members to the Braemar Board who will act in the best interests of all shareholders.

If these commitments are not forthcoming, I will take whatever actions are necessary to ensure these reforms are implemented. This has become a matter of principle for me, and, as my demands are in the best interest of the company, I am certain that a majority of Braemar shareholders will support my actions.

Yours sincerely,

Wafic Saïd